Exhibit 12

Computation of Ratios of Earnings to Fixed Costs

							Pro Forma
						Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except ratios)
Earnings:
Income before income taxes	$193,248	$231,968	$171,063	$36,832	$75,100	$61,473	$131,143	$34,149
Fixed charges	6,973	6,976	12,076	17,634	8,354	14,035	47,688	36,223
Amortization of capitalized interest	558	472	235	237	241	425	558	425
Less:
Capitalized interest	(701)	(1,493)	(3,999)	(4,280)	—	(5,344)	(7,777)	(16,277)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(7,107)	(21,552)	(19,028)	(19,883)	(37,864)	1,226	(7,107)	1,226

Adjusted earnings	$192,971	$216,371	$160,347	$30,540	$45,831	$71,816	$164,505	$55,747

Fixed Charges:
Interest cost—affiliate	$5,435	$5,663	$11,187	$16,569	$7,706	$3,565	$—	$—
Interest cost	—	—	—	—	—	8,860	46,150	34,613
Interest portion of rent expense*	1,538	1,313	889	1,065	648	1,610	1,538	1,610

Total fixed charges	$6,973	$6,976	$12,076	$17,634	$8,354	$14,035	$47,688	$36,223

Ratios of earnings to fixed charges	27.7	31.0	13.3	1.7	5.5	5.1	3.4	1.5

*	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest